UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1)
or 13(e)(1)
of the Securities Exchange Act of 1934

ION MEDIA NETWORKS, INC.

(Name of Subject Company (Issuer))

CIG MEDIA LLC

CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN

(Names of Filing Persons — Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(312) 395-3167
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Robert Schwenkel, Esq.
Steven Steinman, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$107,947,313.36	$3,313.98

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. The transaction value was determined by multiplying the purchase price of $1.46 per share by the sum of 65,377,185 outstanding shares of Class A common stock, par value $0.001 per share, of ION Media Networks, Inc. (the ‘‘Shares’’) and 8,559,331 Shares issuable prior to the expiration of the offer pursuant to stock options and restricted stock units.
**	The amount of the filing fee is calculated by multiplying the transaction value by 0.00003070.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

(Continued on following pages)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this ‘‘Schedule TO’’) relates to a tender offer by CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Purchaser’’), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase any and all outstanding shares of Class A common stock, par value $0.001 per share (‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’), at a price of $1.46 per Share, net to the sellers in cash, without interest. Purchaser is owned by Citadel Wellington LLC (‘‘CW’’) and Citadel Kensington Global Strategies Fund Ltd. (‘‘CKGS’’). Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser, and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG (Kenneth Griffin, together with CKGS, CW, CLP and CIG, ‘‘Purchaser’s Affiliates’’). The terms and conditions of the offer are described in the Offer to Purchase, dated May 4, 2007 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is being filed on behalf of Purchaser and Purchaser’s Affiliates.

ITEM 1.	SUMMARY TERM SHEET
The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION
(a) The name of the subject company is ION Media Networks, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 601 Clearwater Park Road, West Palm Beach, Florida, and the telephone number of the Company is 561-659-4122.

(b) As of May 1, 2007, there were 65,377,185 Shares of the Company outstanding (based upon the number of Shares represented by the Company to be outstanding in the Master Transaction Agreement, dated as of May 3, 2007, by and among Purchaser, NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and the Company (the ‘‘Master Transaction Agreement’’)).

(c) The Shares are traded on the American Stock Exchange (‘‘AMEX’’) under the symbol ‘‘ION.’’ The information set forth in Section 6 — ‘‘Price Range of the Shares; Dividends on the Shares’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)-(c) The information set forth in Section 9 — ‘‘Certain Information Concerning the Purchaser and Its Affiliates’’ and Schedule I ‘‘Directors and Executive Officers of Purchaser and Certain of Its Affiliates’’ of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION
(a) The information set forth in the SUMMARY TERM SHEET, Section 1 — ‘‘Terms of the Offer; Expiration Date,’’ Section 2 — ‘‘Acceptance for Payment and Payment,’’ Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ Section 4 — ‘‘Withdrawal Rights,’’ Section 5 — ‘‘Certain Material U.S. Federal Income Tax Consequences of the Offer,’’ Section 7 — ‘‘Effect of the Offer on the Market for the Shares; American Stock Exchange Listing; Margin Regulations; Exchange Act Registration,’’ Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements,’’ and Section 12 — ‘‘Purpose of the Offer; Plans for the Company’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser, Purchaser’s Affiliates nor, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I ‘‘Directors and Executive Officers of Purchaser and Certain of Its Affiliates’’ of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser, Purchaser’s Affiliates nor, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I ‘‘Directors and Executive Officers of Purchaser and Certain of Its Affiliates’’ of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 9 — ‘‘Certain Information Concerning the Purchaser and Its Affiliates’’ and Section 10 — ‘‘Background of the Offer; Contacts with the Company’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) and (c)(1)-(7) The information set forth in the Section 7 — ‘‘Effect of the Offer on the Market for the Shares; American Stock Exchange Listing; Margin Regulations; Exchange Act Registration,’’ Section 10 — ‘‘Background of the Offer; Contracts with the Company,’’ Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ and Section 12 — ‘‘Purpose of the Offer; Plans for the Company’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a), (b) and (d) The information set forth in Section 13 — ‘‘Source and Amount of Funds’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
The information set forth in Section 9 — ‘‘Certain Information Concerning the Purchaser and Its Affiliates,’’ Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements,’’ and Schedule I ‘‘Directors and Executive Officers of Purchaser and Certain of Its Affiliates’’ is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) The information set forth in Section 17 — ‘‘Certain Fees and Expenses’’ of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS
Not applicable.
ITEM 11.	ADDITIONAL INFORMATION
(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Purchaser, Purchaser’s Affiliates or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 7 — ‘‘Effect of the Offer on the Market for the Shares; American Stock Exchange Listing; Margin Regulations; Exchange Act Registration’’ and Section 16 — ‘‘Certain Legal Matters; Required Regulatory Approvals’’ of the Offer to Purchase is incorporated herein by reference.

(a)(5)None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.
ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS
See Exhibit Index immediately following signature page.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 4, 2007 that the information set forth in this statement is true, complete and correct.

CIG MEDIA LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL WELLINGTON LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL KENSINGTION GLOBAL STRATEGIES FUND LTD.
By:	Citadel Limited Partnership, its Portfolio Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL INVESTMENT GROUP, L.L.C.
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

KENNETH GRIFFIN
/s/ Kenneth Griffin

Exhibit Index.

Exhibit		Description
(a	)(1)	Offer to Purchase, dated May 4, 2007
(a	)(2)	Letter of Transmittal and related Instructions
(a	)(3)	Notice of Guaranteed Delivery
(a	)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a	)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a	)(7)	Summary Advertisement, dated May 4, 2007, Appearing in The Wall Street Journal
(b	)	Not Applicable
(d	)(1)	The Master Transaction Agreement, dated as of May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC, including exhibits thereto
(d	)(2)	The Indemnity Side Letter dated May 4, 2007, among CIG Media LLC, Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc
(g	)	Not Applicable
(h	)	Not Applicable